Exhibit 99.2

THERAPIX BIOSCIENCES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Amitay Weiss, the Company’s Chief Executive Officer, and Mr. Oz Adler, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Therapix Biosciences Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at Meitar Law Offices, 16 Abba Hillel Silver Rd., Ramat Gan 5250608, Israel, on September 10, 2020, at 9:00 a.m. (Eastern Time) / 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

THERAPIX BIOSCIENCES LTD.

TO BE HELD ON SEPTEMBER 10, 2020

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the amendments to the amended and restated Articles of Association of the Company, as detailed in the Proxy Statement, dated August 20, 2020.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve a reverse share split of the Company’s Ordinary Shares by a ratio of up to 20:1, to be effective at the ratio and on a date to be determined by the Board, and to amend the Company’s amended and restated Articles of Association accordingly as detailed in the Proxy Statement, dated August 20, 2020.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.